Exhibit 99.6

NICE Centers Upcoming Webinar Series on Adaptive Workforce
Optimization

Webinars to be presented by leading industry analysts and NICE experts during Q1 2016

Ra’anana, Israel, January xx, 2016 – NICE Systems (NASDAQ: NICE) announces its upcoming global webinar series on Adaptive Workforce Optimization (AWFO), the next level in contact center management.

The webinars will focus on Improving AWFO processes through Persona-Based Technology, and Creating Perfect Experiences for Customers and Employees. They will be presented by leading industry analysts such as Forrester’s Maxie Schmidt and Megan Burns and Gartner’s Jim Davies and Deanna Laufer, as well as senior NICE Subject Matter Experts.

Some of the topics to be discussed are:

•	Improving Your Customers' Experience: Adaptive WFO with NPM and WFM
•	How to Drive Positive Action from Your Voice of the Customer Program
•	The Critical Link Between Emotions and Customer Loyalty
•	The Added Value Impact of Adaptive WFO on Interaction Analytics & Quality Monitoring

Click here to find more information on upcoming NICE AWFO webinars in your region.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.